Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a–12
of the Securities Exchange Act of 1934
Subject Company: Straight Path Communications Inc.
Commission File No.: 1-36015

News Release

AT&T TO ACQUIRE STRAIGHT PATH

Straight Path millimeter wave spectrum to support development of 5G technologies
DALLAS, April 10, 2017 — AT&T* has announced plans to acquire Straight Path Communications which holds a nationwide portfolio of millimeter wave (mmWave) spectrum, including 39 GHz and 28 GHz licenses. This acquisition complements AT&T's January acquisition of FiberTower and augments the company's holdings of mmWave spectrum.

The acquisition will support AT&T's leadership in 5G, which will accelerate the delivery of new experiences for consumers and businesses like virtual and augmented reality, telemedicine, autonomous cars, smart cities and more.

The International Telecommunications Union has said theoretical peak speeds for standards-based 5G in the mmWave band can eventually reach up to 10 Gbps in the uplink and up to 20 Gbps in the downlink.**

In October 2016, AT&T and Ericsson conducted the first known demonstration of 5G technology, illustrating the possibilities of mmWave radio access technology for the networks of the future. And in February 2017, AT&T and Nokia reached a critical milestone, delivering DIRECTV NOW over a fixed wireless 5G connection using 39 GHZ mmWave technology.

AT&T will acquire 735 mmWave licenses in the 39 GHz band and 133 licenses in the 28 GHz band. These licenses cover the entire United States, including all of the top 40 markets.

The transaction has a total value of $1.6 billion which includes liabilities and amounts to be remitted to the FCC per the terms of Straight Path's January 2017 consent decree.  Straight Path shareholders will receive $1.25 billion, or $95.63 per share, which will be paid using AT&T stock.

The transaction is subject to FCC review, and the two companies expect to close within 12 months.

*AT&T products and services are provided or offered by subsidiaries and affiliates of AT&T Inc. under the AT&T brand and not by AT&T Inc.
**User experienced peak and average speeds will be lower than theoretical peak speeds and will vary by location and condition (time of day, network load, geography, devices, etc.

About AT&T
AT&T Inc. (NYSE:T) helps millions around the globe connect with leading entertainment, business, mobile and high speed internet services. We offer the nation's best data network* and the best global coverage of any U.S. wireless provider.** We're one of the world's largest providers of pay TV. We have TV customers in the U.S. and 11 Latin American countries. Nearly 3.5 million companies, from small to large businesses around the globe, turn to AT&T for our highly secure smart solutions.

Additional information about AT&T products and services is available at about.att.com. Follow our news on Twitter at @ATT, on Facebook at facebook.com/att and YouTube at youtube.com/att.
© 2017 AT&T Intellectual Property. All rights reserved. AT&T, the Globe logo and other marks are trademarks and service marks of AT&T Intellectual Property and/or AT&T affiliated companies. All other marks contained herein are the property of their respective owners.
*Claim based on the Nielsen Certified Data Network Score. Score includes data reported by wireless consumers in the Nielsen Mobile Insights survey, network measurements from Nielsen Mobile Performance and Nielsen Drive Test Benchmarks for Q3+Q4 2016 across 121 markets.
**Global coverage claim based on offering discounted voice and data roaming; LTE roaming; and voice roaming in more countries than any other U.S. based carrier. International service required. Coverage not available in all areas. Coverage may vary per country and be limited/restricted in some countries.

Cautionary Language Concerning Forward-Looking Statements
Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T Inc. and Straight Path Communications, Inc., constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These estimates and statements are subject to risks and uncertainties, and actual results might differ materially.  Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company's plans, objectives, expectations and intentions, and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and Straight Path Communications, Inc. and are subject to significant risks and uncertainties outside of our control.  This presentation may contain certain non-GAAP financial measures.  Reconciliations between the non- GAAP financial measures and the GAAP financial measures are available on the company's website at www.att.com/investor.relations. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that Straight Path Communications, Inc. stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, and (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner.  Discussions of additional risks and uncertainties are contained in AT&T Inc.'s and Straight Path Communications, Inc.'s filings with the Securities and Exchange Commission.  Neither AT&T Inc. nor Straight Path Communications, Inc. is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.
The "quiet period" for FCC Spectrum Auction 1000 (also known as the 600 MHz incentive auction) is now in effect. During the quiet period, auction applicants are required to avoid discussions of bids, bidding strategy and post-auction market structure with other auction applicants.

Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed to be solicitation material in respect of the proposed merger between AT&T Inc. and Straight Path Communications, Inc.  In connection with the proposed merger, AT&T Inc. intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission ("SEC").  STOCKHOLDERS OF STRAIGHT PATH COMMUNICATIONS, INC. ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T Inc. and Straight Path Communications, Inc., without charge, at the SEC's website at http://www.sec.gov.  Copies of documents filed with the SEC by AT&T Inc. will be made available free of charge on AT&T Inc.'s investor relations website at http://www.att.com.  Copies of documents filed with the SEC by Straight Path Communications, Inc. will be made available free of charge on Straight Path Communications, Inc.'s investor relations website at http://spathinc.com/investors/.
Participants in Solicitation
AT&T Inc. and its directors and executive officers, and Straight Path Communications, Inc. and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Straight Path Communications, Inc. common stock in respect of the proposed merger.  Information about the directors and executive officers of AT&T Inc. is set forth in the proxy statement for AT&T Inc.'s 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 10, 2017.  Information about the directors and executive officers of Straight Path Communications, Inc. is set forth in the proxy statement for Straight Path Communications, Inc.'s 2017 Annual Meeting of Stockholders, which was filed with the SEC on November 22, 2016.  Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.

For more information, contact:
Name: Fletcher Cook
AT&T Global Media Relations
Phone: (214) 757-7629
Email: fletcher.cook@att.com